REMUV Technologies, Inc.



ANNUAL REPORT

7408 Meadow View

Parker, CO 80134

(303) 250-6062

https://remuv.net/

This Annual Report is dated April 26, 2021.

BUSINESS

REMUV™ is leveraging cutting-edge UVC LED technology and next-generation AI robotics to push the boundaries of what is possible and pursue truly innovative life-saving technologies. REMUV™ is a proprietary technology company that specializes in the research, development, and commercialization of ultraviolet C (UVC) sanitization and microbial defense systems for consumer, industrial and Governmental applications.

REMUV is pre-revenue, but plans to retail its proprietary technology via its two initial product offerings: REMUVs first product offering is a personal handheld UV water purification system equipped with three, state-of-the-art, UV-C LEDs that enables any person, anywhere, to produce safe, clean, drinkable water. Leveraging this newly available LED technology the pocket-sized REMUV system is extremely light, yet rugged and completely hands-free.

Target Markets: REMUV is releasing its UV water purification system to the Outdoor Recreation, Travel, Disaster Preparation and Humanitarian relief markets.

Market Size: Prior to 2020, the UVC LED disinfection industry was previously predicted to reach

$44B, with a 7.1% CAGR by 2025. Due to the current COVID-19 pandemic, estimates now show a more than 19% CAGR through 2027. Recent 2020 customer discovery has shown a new emphasis on outdoor recreation up from the 160 million participated in outdoor recreation in 2018/2019 where participants generated more than $887 billion in consumer spending.

REMUVs second product offering is an AI-driven Ultraviolet-C (UVC) disinfection robot capable of autonomously navigating through a facility, decontaminating the air and contact surfaces with germicidal UVC light. A full-scale implementation of this technology can mitigate the spread of harmful microorganisms and viruses like the novel Coronavirus, bringing current and future outbreaks under our control. The integrated AI navigation platform enables an effective and repeatable decontamination process in a variety of applications.

Target Markets: REMUV is releasing its AI-driven Ultraviolet-C (UVC) disinfection robot to Government and commercial entities that will benefit from autonomous solutions for public safety where microbial decontamination is a concern.

Market Size: Due to the current pandemic, recent customer discovery has shown a new emphasis on the immediate need for AI-driven robotic Ultraviolet-C (UVC) disinfection solutions. Prior to 2020, the UVC LED disinfection industry was previously predicted to reach $44B, with a 7.1% CAGR by 2025. Current estimates show a more than 19% CAGR through 2027.

Market Positioning and Competition: REMUVs UVC disinfection products are manufactured in the USA just outside of Boulder, Colorado, providing REMUV with a centrally located manufacturing and distribution operation. Competitive products on the market primarily rely on cold cathode fluorescent (CCFL) mercury bulbs or similar reactors to supply germicidal light. These outdated bulbs have been the industry standard since 1910. At REMUV, we are looking to the future. Equipped with cutting-edge UVC LED technology and AI autonomy, our products are designed to disrupt the stagnant UV market and take microbial defense technology to new heights.

IP Portfolio and Advantage: REMUV was issued a US Trademark on its name, filed with the USPTO on October 21, 2016. The utility patent US 10,736,978 B2 issued on August 11, 2020, has a priority date of August 23, 2016, covering REMUVs UVC LED technology. PCT filings for the same patent are pending for Europe, Canada, Mexico, and Australia. REUMV has also filed a provisional patent with the USPTO for its AI-driven robotic Ultraviolet-C (UVC) disinfection platform.

REMUV Corporate Structure: REMUV started as a Colorado LLC registered on January 16, 2014. The legal formation of the company including ratification of the LLC Operating Agreement and the rest of governance documentation was finalized on June 6th 2018. Operations officially started in 2018 with the research and development of REMUV's first product the UV water purification system.

REMUV LLC, then created a wholly-owned subsidiary, REMUV Technologies Inc. with the purpose of raising capital through the StartEngine platform and managing the daily operations of REMUV, including manufacturing, sales, marketing and distribution.

Previous Offerings

Between 2020 and 2019, we sold 0 [shares of common stock] in exchange for $o per share under Regulation Crowdfunding.

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: R&D, Final product testing, and the purchasing of production product tooling.

Date: May 06, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Membership Units

Type of security sold: Equity

Final amount sold: $110,000.00

Number of Securities Sold: 1,000

Use of proceeds: Initial research and development. Prototype development, testing, product development.

Date: June 05, 2018

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

REMUV is pre-revenue as of December 28th, 2020. REMUV believes it will begin to generate revenue in March 2021 through the sale of its UV water purification system.

REMUV raised outside capital from an initial Family and Friends round on or around June 6, 2018, totaling $110,000 USD. These funds were used in operations and to perpetuate R&D of the company's first product offering, the REMUV UV water purification system.

A second Family and Friends raise was completed on May 6, 2019, totaling $100,000 USD, divided into two equal value convertible notes of $50,000.00 USD each. The first convertible note of $50,000.00 USD was issued to REMUV on May 10, 2019, and was converted to equity on October 1st, 2019. The second note of $50,000.00 USD was issued to REMUV on October 1, 2019, and is still outstanding as a debt liability on the company's books. This note is convertible at the issuer's discretion and will either be called or converted within the next six (6) months.

In addition, the REMUV founders have made periodic financial contributions to the company to assist in its ongoing operations.

Historical results and cash flows:

As a pre-revenue company, REMUV's cashflows to date have been primarily focused on research and development over the previous two years. The historical results reflect pre-revenue capital expenditures for product development and the ongoing operations of the business.

Previously, REMUV's cash needs were fulfilled by selling equity in the company and via the issuance of convertible notes.

Cash flow will differ in the near future with the completion of the raise of $1.07 million through the StartEngine Campaign. The funds raised will allow the company to purchase inventory for the REMUV UV water purification system and begin online B2C marketing and retail sales of this product. The revenue from the sales of the REMUV UV water purification system will enable REMUV Technologies to fund its ongoing operations, as well as R&D into new product offerings like the REMUV COBRA autonomous UV disinfection robot.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $391.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Right Side Investment, LLC

Amount Owed: $50,000.00

Interest Rate: 12.0%

Maturity Date: May 06, 2021

In addition to the principal of the note the interest accrued on the term of this note may be converted or called at the discretion of the lender at the time that the note is either converted or called.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Braden Reiber

Braden Reiber's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer (CEO)

Dates of Service: June 06, 2018 - Present

Responsibilities: Communicating, on behalf of the company, with shareholders, government entities, and the public Leading the development of the company's short- and long-term strategy Creating and implementing the company or organization's vision and mission Evaluating the work of other executive leaders within the company, including directors, vice presidents, and presidents Maintaining awareness of the competitive market landscape, expansion opportunities, industry developments, etc. Ensuring that the company maintains high social responsibility wherever it does business Assessing risks to the company and ensuring they are monitored and minimized Setting strategic goals and making sure they are measurable and describable

Position: Chief Technology Officer (CTO)

Dates of Service: June 06, 2018 - Present

Responsibilities: Develop a technical strategy for the company. Works with engineering and production, streamlines production operations, and advocates for innovative ideas, high production, and individuals on the team.

Other business experience in the past three years:

Employer: YUGYZEL Holdings LLC

Title: CEO

Dates of Service: November 01, 2014 - Present

Responsibilities: Communicating, on behalf of the company, with shareholders, government entities, and the public Leading the development of the company's short- and long-term strategy Creating and implementing the company or organization's vision and mission Evaluating the work of other executive leaders within the company, including directors, vice presidents, and presidents Maintaining awareness of the competitive market landscape, expansion opportunities, industry developments, etc. Ensuring that the company maintains high social responsibility wherever it does business Assessing risks to the company and ensuring they are monitored and minimized Setting strategic goals and making sure they are measurable and describable

Name: David Reiber

David Reiber's current primary role is with IMS ExpertServices. David Reiber currently services 30+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary

Dates of Service: June 06, 2018 - Present

Responsibilities: Manage all board and committee meeting logistics, attend and record minutes of all board and committee meetings, facilitate board communications, advise the Board on its roles and responsibilities, facilitate the orientation of new Directors and assist in Director training and development, maintain key corporate documents and records, responsible for corporate disclosure and compliance with state corporation laws, stock exchange listing standards and SEC reporting and compliance, oversee Stockholder Relations including stock issuance and transfer operations, stockholder correspondence, prepare and distribute proxy statement, manage process pertaining to the annual shareholder meeting, subsidiary management and governance, monitor corporate governance developments and assist the Board in tailoring governance practices to meet the Board's needs and investor expectations, serve as a focal point for investor communication and engagement on corporate governance issues.

Other business experience in the past three years:

Employer: IMS ExpertServices

Title: Sr. Client Manager

Dates of Service: September 01, 2004 - Present

Responsibilities: Manage relationships and consult with partners and associates from top law firms listed in the AmLaw 100 and NLJ 250 to locate and place consulting and testifying experts required for corporate litigation. Manage the team, and assist in placing experts from computer software and hardware, telecom, financial services, biotech, pharma, and many other industries.

Name: Scott Shutack

Scott Shutack's current primary role is with United Airlines. Scott Shutack currently services 30+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President of Business Development

Dates of Service: June 06, 2018 - Present

Responsibilities: New Business Development Client retention systems development competitive landscape research Assist the CTO in product roadmap planning Assist in the creation of operation procedures Assist the CEO in raising funding

Other business experience in the past three years:

Employer: United Airlines

Title: Line Standards Manager, B737 Fleet

Dates of Service: May 01, 1995 - Present

Responsibilities: Management of the B737 Fleet

Other business experience in the past three years:

Employer: United Airlines

Title: Pilot

Dates of Service: May 01, 1995 - Present

Responsibilities: Create a flight plan, considering aircraft performance, altitude and weather conditions Check the aircraft before every flight (engines, radars, navigation systems, etc) Ensure cargo weight doesn't exceed aircraft limits Communicate with air traffic control to ensure safe takeoff and landing Ensure the aircraft has adequate fuel supplies Monitor cockpit instruments like altimeters and speed indicators and report any malfunctions Check the airplane's position, weather conditions and air traffic regularly during the flight and determine change of path when needed Work closely with flight attendants to ensure all passengers follow safety rules while being onboard Fill out reports about the flight and the status of the aircraft after landing

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: REMUV, LLC

Amount and nature of Beneficial ownership: 9,940,000

Percent of class: 100.0

Title of class: Class B Common Stock

Stockholder Name: REMUV, LLC

Amount and nature of Beneficial ownership: 1,070,000

Percent of class: 100.0

Title of class: Class A Common Stock

Stockholder Name: YUGYZEL Holdings, LLC - 85.91% interest in Remuv, LLC (9,000 Units)

Amount and nature of Beneficial ownership: 8,539,454

Percent of class: 85.91

Title of class: Class A Common Stock

Stockholder Name: Braden Reiber

Amount and nature of Beneficial ownership: 3,629,268

Percent of class: 36.5

Title of class: Class A Common Stock

Stockholder Name: David Reiber

Amount and nature of Beneficial ownership: 3,629,268

Percent of class: 36.5

RELATED PARTY TRANSACTIONS

Name of Entity: Right Side Investments LLC

Names of 20% owners: Tripp Keber

Relationship to Company: Convertible Note Issuer/lender

Nature / amount of interest in the transaction: Right Side Investments, LLC Issued REMUV, LLC a Convertible Note totaling $100,000.00 USD, which was divided into two equal tranches of $50,000.00 USD each. The first tranche of the note accrued interest of $2,425.00 USD and has converted to equity in the form of Membership Units of REMUV, LLC in the total of $52,425.00 USD or 476 units. The second half of the note, the second tranche of $50,000 will either be called and convert at the issuer's discretion no later than May 6th of 2021.

Material Terms: Right Side Investments LLC ("Lender") agrees to lend to REMUV ("Borrower"), and Borrower hereby agrees to borrow from Lender, the sum of One Hundred Thousand U.S. Dollars ($100,000.00) for a term of eighteen (18) months from the Effective Date. Lender shall disburse the funds to Borrower in two tranches. Initial Tranche: Buyer shall disburse an initial or first tranche of funds consisting of Fifty Thousand U.S. Dollars ($50,000.00) in immediately-available funds to Borrower within five (5) business days of the Effective Date. Second Tranche: Buyer shall disburse a second tranche of funds consisting of Fifty Thousand U.S. Dollars ($50,000.00) in immediately-available funds to Borrower within five (5) business days of receiving written notice that Borrower has purchased tooling for plastic parts for the Company's REMUV™ Ball product (the product design as of the Effective Date). The Company will provide Lender with receipts or other documentation evidencing the purchase. Interest will accrue on the balance over the term of the loan at an annual interest rate of twelve percent (12%) per annum, based on a 365-day year, with interest compounded monthly. Interest will accrue on both the first and second tranches of funds. The Balance of the second tranche of the Loan (including Principal and accrued interest) shall be payable in full eighteen (18) months from the Effective Date (the "Maturity Date"), unless converted to equity on or before the Maturity Date pursuant to Section 2 herein below. Conversion: Funds owed by Borrower to Lender as the Balance under this Agreement shall be convertible to equity in the Company in the form of the Company's Membership Units ("Units"). Automatic Conversion of First Tranche: The first tranche of funding paid by Lender to Borrower pursuant to Section 1(a) herein above ($50,000.00) shall automatically convert to Four Hundred Fifty Four (454) Units upon Borrower's notice to Lender that Borrower has purchased tooling for plastic parts for the Company's REMUV™ Ball product Optional Conversion of Second Tranche by Lender: As to the funds provided by Lender in the second tranche, Lender at its option and at any time at or after disbursement to Borrower of the full amount of the second tranche, may convert the Balance to equity in the form of Units. The conversion must be of all of the funds constituting the second tranche (i.e., the full $50,000.00

Principal), plus accrued interest. Upon conversion, Lender shall receive Four Hundred Fifty Five (455) Units for the $50,000.00 Principal of the second tranche, plus Units for the portion of the Balance that constitutes accrued interest. With regard to the Units for the interest portion of the Balance, Lender shall receive one Unit for each One Hundred Ten Dollars ($110.00) of interest.

OUR SECURITIES

Our authorized capital stock consists of 2,000,000 shares of Class B common stock, par value $1.00 per share. As of December 31, 2020, Zero (0) shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Our authorized capital stock consists of 10,000,000 shares of Class A common stock, par value $1.00 per share. As of December 31, 2020, 9,940,000 shares of Class A common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Class B Common Stock:

Voting Rights: There are no voting tights associated with Class B Common Stock.

Material Rights: There are no material rights associated with Class B Common Stock.

Class A Common Stock:

Voting Rights: Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common
Stock held of record by such holder on such matters.

Material Rights: The number of authorized shares of Class A Common Stock, Class B Common Stock or any other class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of Class A Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2021.

REMUV Technologies, Inc.

By   /s/ *Braden Alexander Reiber*

    Name: Braden Alexander Reiber

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

REMUV, LLC

(a Colorado limited liability company)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 20, 2021

To: Board of Managers, REMUV, LLC

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of REMUV, LLC (the "Company"), which comprise the balance sheet(s) as of December 31, 2020 and 2019, and the related statements of income, owners' equity/deficit and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


REMUV, LLC
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


ASSETS	**2020**		**2019**	
Current Assets				
Cash and cash equivalents	$	391	$	31,632
Total current assets		391		31,632
Fixed assets, net of accumulated depreciation		4,464		6,686
Total Assets	$	4,855	$	38,318
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities				
None	$	0	$	0
Total Current Liabilities		0		0
Convertible note payable		50,000		50,000
Accrued interest payable		8,048		1,515
Total Liabilities		58,048		51,515
MEMBERS' EQUITY				
Membership interest		153,935		147,735
Retained deficit		(207,128)		(155,439)
Total Members' Equity		(53,193)		(13,202)
Total Liabilities and Members' Equity	$	4,855	$	38,318

REMUV, LLC
STATEMENT OF OPERATIONS
For calendar years ended December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 0	$ 0
Less: Cost of goods sold	0	0
Gross profit	0	0
Operating expenses		
Selling, general and administrative	0	64,440
Marketing and advertising	42,934	5,419
Total operating expenses	42,934	69,859
Net Operating Income (Loss)	(42,934)	(69,859)
Depreciation (expense)	(2,222)	(2,695)
Interest (expense)	(6,533)	(3,930)
Other income	0	3,000
Tax provision (benefit)	0	0
Net Income (Loss)	$ (51,689)	$ (73,848)

REMUV, LLC
STATEMENT OF OWNERS' EQUITY
For calendar year ended December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Membership Interests	Retained Deficit	Total Owners' Equity
Balance as of January 1, 2019	$ 123,544	$ (81,591)	$ 41,953
Capital contributions	24,191		24,191
Net income (loss)		(73,848)	(73,848)
Balance as of December 31, 2019	$ 147,735	$ (155,439)	$ (7,704)
Capital contributions	6,200		6,200
Net income (loss)		(51,689)	(51,689)
	$ 153,935	$ (207,128)	$ (53,193)

REMUV, LLC
STATEMENT OF CASH FLOWS
For calendar years ended December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (51,689)	$ (73,848)
Add back: Depreciation	2,222	2,695
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Changes in operating asset and liabilities:		
Increase (decrease) in interest payable	6,533	1,515
Net cash used in operating activities	(42,934)	(69,638)
Investing Activities		
Acquisition of fixed assets	0	(5,184)
Net cash used in operating activities	0	(5,184)
Financing Activities		
Proceeds from capital contribution	6,200	24,191
Proceeds from convertible note payable	0	50,000
Reconciling non-cash item	5,493	0
Net change in cash from financing activities	11,693	74,191
Net change in cash and cash equivalents	(31,241)	(27,031)
Cash and cash equivalents at beginning of period	31,632	58,663
Cash and cash equivalents at end of period	$ 391	$ 31,632

REMUV, LLC
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
For calendar year ending December 31, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

REMUV, LLC (which may be referred to as the "Company", "we," "us," or "our") was organized in Colorado on January 16, 2014. The Company develops and distributes outdoor water filtration devices.

Since Inception, the Company has primarily relied on securing funding from investors to fund its operations. As of December 31, 2019, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $391 and $31,632 of cash on hand, respectively.

Fixed and Intangible Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is four years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2020 and 2019 the Company had net fixed assets of $4,464 and $6,686.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those

differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Inventory
When applicable, the Company records inventory at the lower of the cost of the inventory purchased or the ascertainable market price with adjustments made periodically for obsolescence, shrinkage and loss.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet recorded revenue but will do so from the sale of its products and records revenue when the product has shipped to the final customer.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – CONVERTIBLE NOTES

In 2019, the Company has issued $50,000 of convertible notes to an existing member of the Company. The convertible instrument allows for borrowing up to $100,000 and is payable 18 months from the issuance. The convertible note is convertible into 454 units of equity per $50,000 loaned.

NOTE 5 – INCOME TAX PROVISION

The Company is a partnership for US federal and state income tax purposes. As such, all items of income and loss are allocated to the members of the Company and the Company has no income tax responsibility.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – EQUITY

The Company is a limited liability Company and there are three members of the Company who collectively own all of the units outstanding by the Company. All units participate equally in matters of voting and economics.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company may (but has not yet) compensate management, including its founders, according to their stated compensation plan.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of securities. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through April 20, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Braden Alexander Reiber, Principal Executive Officer of REMUV Technologies, Inc., hereby certify that the financial statements of REMUV Technologies, Inc. included in this Report are true and complete in all material respects.

Braden Alexander Reiber

Principal Executive Officer